COMMONGROUNDS COOPERATIVE

C-3 INVESTMENT CERTIFICATE AGREEMENT

This C-3 Investment Certificate Agreement is made and entered into as of (the "Effective Date"), by and between Commongrounds Cooperative, a Michigan nonprofit corporation organized under the Consumer Cooperative Act, MCL 450.3100, *et seq* (the "Company") and _____ (the "Investor"). This C-3 Investment Certificate is one in a series of C-3 Investment Certificates (collectively, with this C-3 Investment Certificate, the "C-3 Investment Certificates") being issued by the Company to investors pursuant to the terms of the offering materials (as supplemented or amended from time to time) (the "Offering Materials") available to the Investor on the company offering profile at https:/mainvest.com (the "Company Offering Profile") pursuant to which the Company will raise up to an aggregate amount of $1,000,000 from such investors (the "Offering"). Accordingly, the Company and the Investor agree as follows:

Section 1. Purchase of C-3 Investment Certificate; Investment Amount.

In consideration for the purchase of this C-3 Investment Certificate, the Investor shall pay to the Company the amount of $_____(the "Original Purchase Price"). This amount shall be paid within five (5) days of the Effective Date.

Section 2. Acknowledgement of the Company Agreements.

The business and affairs of Company are governed by Company's Articles of Incorporation and Bylaws, and any and all exhibits and amendments thereto, as well as a Membership Agreement, under separate cover, which the Investor has become a party to (collectively, the "Company Agreements"). The Investor understands and agrees that his, her, or its ownership of this C-3 Investment Certificate will be governed by the terms of the Company Agreements, which the Investor acknowledges and agrees to be bound by in full.

Section 3. Dividends.

The Investor in the C-3 Investment Certificate shall be entitled to receive cumulative dividends at the rate of ___% of the Original Purchase Price per annum, commencing in 2023 (the "Annual Dividend"). In the first year dividends are paid, dividends shall be pro-rated for the length of time remaining in the calendar after the building receives its certificate of occupancy. Commongrounds may offer investors the option to receive the dividend or re-invest it in Commongrounds.

Section 4. Payments of Annual Dividend.

All payments of the Annual Dividend shall be paid by electronic ACH transfer to an account in the name of the Company (the "Holding Account"), for further distribution to the Investor within 90 days of the end of each applicable calendar year. The Company may make quarterly

payments toward dividends in the option of the Company, and in the first year dividends are paid, dividends shall be pro-rated for the length of time remaining in the calendar after the building receives its certificate of occupancy. For the avoidance of doubt, a payment will be considered paid by the Company when the Company has completed payment into the Holding Account by electronic means for further distribution to the Investor.

The Investor agrees to maintain an account with an online portal or other agent designated by the Company with current payment information necessary for payments to the Investor to be completed. All such payments to the Investor shall be deposited into the Investor's linked account, or through any other payment method agreed upon by the Company and the Investor.

To the extent that any payment of the Annual Dividend is not paid within five (5) business days of such payment becoming due to the Investor, and the delay is not excused, the Company shall be assessed a late payment charge at an annual rate equal to five percent (6%) based on the number of days elapsed out of a 365 day calendar year. A delay shall be excused under this paragraph to the extent it is due to events outside of the Company's control, including without limitation an act of God or the actions or inactions of a third-party payment processor or the Investor, provided that the Company will take all reasonable efforts to make the payment as soon as practicable. This late payment charge shall be cumulative and assessed once per year against the unpaid amounts due to the Investor from the Company from the due date until the date of payment thereof and shall accrue and be added to any balance of unpaid amounts subject to late payment.

Section 5. Buy-Out Right of the Company.

The Company may, in its sole discretion, at any time after the Effective Date of this C-3 Investment Certificate, buy out the Company's obligations to the Investor under this C-3 Investment Certificate and terminate this C-3 Investment Certificate by paying into the Holding Account for further distribution to the Investor an amount equal to the Original Purchase Price plus any accrued and unpaid dividends thereon.

Section 6. Buy-Out Right of the Investor.

At any time after the fifth full calendar year following the Effective Date of this C-3 Investment Certificate, the Investor may require repayment from the Company of the Original Purchase Price of this C-3 Investment Certificate, together with all accrued and unpaid dividends thereon (contingent on the ability of the Company to pay pursuant to its governing documents). Upon repayment of the applicable amount outlined herein, the Company shall be forever released from all of its obligations under this C-3 Investment Certificate.

Section 7. Miscellaneous.

7.1 Notices. All notices, demands and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given on the date delivered, if delivered personally, or on the third business day after being mailed by registered or certified mail (postage prepaid, return receipt requested), in each case, to the parties at the following addresses (or at such other address for a party as shall be specified by notice given in accordance with this Section 7.1):

if to the Company, to:

Commongrounds Cooperative
 Attn: Kate Redman
425 Boardman Ave, Suite C
Traverse City, Michigan, 49684

if to the Investor, to: the address set forth on the signature page hereto or the Investor's registered email   address with the Company.

7.2. Successors and Assigns. Subject to the restrictions on transfer described in Section 7.3 below, the rights and obligations of the Company and the Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. Whenever in this C-3 Investment Certificate reference is made to the Company or the Investor, such reference shall be deemed to include, as applicable, a reference to their respective permitted successors, assigns, heirs, administrators or transferees.

7.3. Transfer. This C-3 Investment Certificate may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this C-3 Investment Certificate shall be reissued to, and registered in the name of, the transferee, or a new C-3 Investment Certificate for like purchase amount and dividend rights shall be issued to, and registered in the name of, the transferee. Dividends shall be paid solely to the registered Investor in this C-3 Investment Certificate. Such payment shall constitute full discharge of the Company's obligation to pay such dividends.

7.4. Modification or Amendment. Any provision of this C-3 Investment Certificate may be amended or modified only upon the written consent of the Cooperative Board of the Company and the majority of a quorum of the Investors in C-3 Investment Certificates, with a vote held according to the notice and voting procedures as outlined in the Company Agreements.

7.5. Consent to Electronic Delivery. The Investor hereby agrees that the Company may deliver all C-3 Investment Certificates, notices, financial statements, tax information, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of the Company, including, without limitation, information about the investment, required or permitted to be provided to the Investor under the C-3 Investment Certificate or hereunder by means of e-mail or by posting on an electronic message board or by other means of electronic communication. By entering into this C-3 Investment Certificate, the Investor consents to receive electronically all C-3 Investment Certificate, documents, communications, notices, contracts, and agreements arising from or relating in any way to the Investor's or the Company's rights, obligations or services under this C-3 Investment Certificate.

7.6. Governing Law. This C-3 Investment Certificate shall be governed by and construed in accordance with the laws of the State of Michigan, without regard to the conflicts of laws principles thereof.

7.7. Severability. Wherever possible, each provision of this C-3 Investment Certificate which has been prohibited by or held invalid under applicable law shall be ineffective to the extent of such prohibition or invalidity, but such prohibition or invalidity shall not invalidate the remainder of such provision or the remaining provisions of this C-3 Investment Certificate.

7.8. Counterparts. This C-3 Investment Certificate may be executed in counterparts, each of which shall be deemed an original, but both of which shall constitute one and the same C-3 Investment Certificate.

7.9. Further Assurances. Each party hereto will use all reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws, regulations and contracts to consummate and thereafter make effective the transactions contemplated by this C-3 Investment Certificate.

7.10. <u>Community Owner.</u> In order to invest in Commongrounds Cooperative, Investor agrees to purchase a one-time $50 share to become a Community Owner. Investor hereby agrees to the terms of membership. Commongrounds may require investor to complete an application and share agreement before receiving dividends. At the time of buy-out, any funds being paid to Investor will first be applied to pay any remaining unpaid portion of the $50 share purchase before funds are returned to the Investor (i.e., if Investor is entitled to $250 at buy-out but has not previously paid for their $50 share, then at the time of buy-out Commongrounds will apply $50 to the share purchase and pay the remaining $200 balance to Investor).

IN WITNESS WHEREOF, the Company has caused this to be issued as of the Effective Date.


COMPANY
Commongrounds Cooperative




Date: 12/20/22   _____


By: Kate Redman
Its: Authorized Representative


INVESTOR'S COUNTERPART SIGNATURE PAGE TO C-3 INVESTMENT CERTIFICATE

The undersigned Investor agrees to be bound by the terms of the C-3 Investment Certificate of Commongrounds Cooperative, a Michigan nonprofit corporation organized under the Consumer Cooperative Act, MCL 450.3100, *et seq* (the "<u>Company</u>"), executed by the Company in favor of the undersigned Investor, and agrees to all of the terms thereof.


MEMBER


Date: _____   _____

                                             Member Name: _____

                                             Tax ID: _____

Street Address: _____   City, State, Zip: _____

Phone Number: _____   Email: _____

Commongrounds Cooperative
Attn: Kate Redman
425 Boardman Ave, Suite C
Traverse City, Michigan, 49684
kate@commongrounds.coop

Commongrounds Cooperative, a Michigan nonprofit corporation organized under the Consumer Cooperative Act, MCL 450.3100, *et seq,* (the "Company"), is offering C-3 non-voting investment certificates of the Company (collectively, the "C-3 Investment Certificates" and each, a "C-3 Investment Certificate") to certain investors in a Regulation Crowdfunding offering (the "Offering"). The undersigned hereby subscribes for and agrees to purchase an aggregate investment amount of_____ (the "Investment Amount"), on the terms and conditions hereinafter set forth and as set forth in the C-3 Investment Certificate and the governing documents of the Company. The undersigned acknowledges and understands that the net proceeds to the Company from the sale of the C-3 Investment Certificates will be used as set forth in those certain offering materials (as supplemented or amended from time to time) (the "Offering Materials") available to the undersigned on the company offering profile at https://www.mainvest.com (the "Company Offering Profile").

The undersigned understands that investment in the C-3 Investment Certificates involves a high degree of risk and is suitable only for Qualified Investors. The undersigned further understands that the C-3 Investment Certificates are being offered in reliance upon an exemption from registration provided by the federal Securities Act of 1933, as amended (the "Securities Act"), as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). Accordingly, the undersigned hereby represents and warrants to the Company and intends that the Company rely upon these representations and warranties for the purpose of establishing the acceptability of this subscription offer, as follows:

1 . The undersigned is familiar with the nature of, and the risks attendant to, an investment of the type described in the Offering Materials and this Subscription Agreement, the tax consequences of such an investment, and is financially capable of bearing the economic risk of investing in the Company and can afford the loss of the total amount of such investment. The undersigned fully understands the risks involved with an investment in the Company, including, without limitation, the risks identified in the Offering Materials, incorporated by reference herein.

2. The undersigned has received, carefully read and understands the Offering Materials. The undersigned has had a full opportunity to review the information in the Offering Materials and to consult with his, her or its independent legal, financial, accounting, tax and other professional advisors regarding the information set forth in the Offering Materials with respect to his, her or its investment in the C-3 Investment Certificates.

3. The undersigned is purchasing the C-3 Investment Certificates for his, her or its own account for investment only and not with a view to the distribution or resale thereof to anyone else.

4.	The undersigned understands that (i) no state or federal governmental authority has made any finding or determination concerning the merits of a purchase of the C-3 Investment Certificates and (ii) neither the offer nor the sale of the C-3 Investment Certificates has been registered under the Securities Act, or any other applicable securities laws, and that the C-3 Investment Certificates are being sold in reliance upon exemptions thereunder. The undersigned acknowledges that the Company has disclosed in writing to him, her or it that the transferability of the C-1 Investment Certificates is severely limited and that the undersigned must continue to bear the economic risk of this investment for an indefinite period unless the sale or transfer thereof is subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available, and that during the period in which the C-3 Investment Certificates are being offered and sold by the Company, and for a period of twelve months from the date of the last sale by the Company of the C-3 Investment Certificates in the Offering, all permitted resales of all or any part of the C-3 Investment Certificates, by any person, shall be made only in accordance with Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)).

5.	The undersigned agrees that the undersigned will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) the C-3 Investment Certificates except in compliance with the C-3 Investment Certificates, the Securities Act and Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)) thereunder.

6.	The undersigned acknowledges that the Company has made available to him, her or it the opportunity to ask questions and receive answers concerning the Company, the C-3 Investment Certificates, the Company's Membership Agreement, the Offering Materials, this Subscription Agreement and any other information provided by the Company to the undersigned. The undersigned understands that it is his, her or its responsibility to inquire of the Company concerning disclosure of facts that the undersigned deems material to his, her or its decision to invest in the Company and purchase the C-3 Investment Certificates.

7.	The undersigned has made his, her or its own inquiry and analysis (on his, her or its own or with the assistance of others) with respect to the Company, the C-3 Investment Certificates, the Company's Membership Agreement, the Offering Materials, this Subscription Agreement and other material factors affecting the C-3 Investment Certificates and/or the Company. Based on such information and analysis, the undersigned has been able to make an informed decision to subscribe for the C-3 Investment Certificates.

8.	The undersigned: (i) does not have an overall commitment to investments that are not readily marketable that is disproportionate to his, her or its net worth, and his, her or its acquisition of the C-3 Investment Certificates will not cause such overall commitment to become excessive, and (ii) has adequate net worth and means of providing for his, her or its current needs and personal contingencies to sustain a complete loss of his, her or its investment in the C-3 Investment Certificates, and has no need for liquidity in the investment in the C-3 Investment Certificates.

9.	There are restrictions on the undersigned's ability to cancel his, her or its investment

commitment in the C-3 Investment Certificates and obtain a return of his, her or its investment. The undersigned may cancel his, her or its investment commitment in the C-3 Investment Certificates for any reason up to forty-eight (48) hours after the Company's acceptance of this Subscription Agreement by its execution of the signature page hereto. If the undersigned has not canceled his, her or its investment commitment in the C-3 Investment Certificates prior to such deadline, the undersigned's subscription for the C-3 Investment Certificates shall be irrevocable by the undersigned, and the investment will be documented through the receipt of an executed copy of the C-3 Investment Certificates, which will also be recorded and maintained on the books of the Company.

10. The undersigned's investment in the C-3 Investment Certificates, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed the maximum amount allowed by governing regulations.

11. The undersigned's principal residence (or principal office in the case of a corporation, limited liability company, partnership or trust) both at the time of the initial offer of the C-3 Investment Certificates to the undersigned and at present was and is within _____.

12. The undersigned agrees that, notwithstanding the place where this agreement may be executed by any of the parties hereto, all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Michigan, without regard to principles of conflicts of laws.

13. The undersigned agrees that he, she or it shall become a party to the Membership Agreement of the Company, a copy of which has been provided to the undersigned, which provides for, among other things, the terms and conditions applicable to the C-3 Investment Certificates.

14. The undersigned understands that the undersigned has no right to require the Company to register the C-3 Investment Certificates under federal or state securities laws at any time.

15. Other than the fees to be paid to Mainvest by the Company (as discussed in the Offering Materials), no commission or other remuneration shall be paid to any person in connection with the offer or sale of the C-3 Investment Certificates.

16. The undersigned understands that nothing in the C-3 Investment Certificates, the Company's Membership Agreement the Offering Materials or any other materials presented to the undersigned in connection with the Offering constitutes legal, tax, or investment advice. The undersigned has consulted such legal, tax, and investment advisors, as he, she or it, in his, her or its sole discretion, has deemed necessary or appropriate in connection with this investment.

17. The undersigned acknowledges that any legal counsel for the Company is legal counsel solely for the Company regarding this investment and not for the undersigned and that the undersigned therefore may want to have its own legal counsel review the C-3 Investment Certificates (and related Offering Materials) before signing.

18.   The undersigned hereby represents and warrants that he, she or it is not making an investment in the Company as a result of any advertisement, article, notice or other communication published in any newspaper, magazine or similar media, any seminar or any solicitation by a person not previously known to the undersigned. The undersigned acknowledges that an investment in the C-3 Investment Certificates is speculative and agrees that no guarantees have been made to the undersigned by the Company or any of their respective agents, managers, members, employees or affiliates, about an investment in the C-3 Investment Certificates or the future financial performance of the Company. The undersigned also acknowledges that in making an investment in the C-3 Investment Certificates, the undersigned is not relying upon any guaranty of the Company or any of its respective agents, managers, members, employees or affiliates. It is understood that information and explanations related to the terms and conditions of the C-3 Investment Certificates provided in the Offering Materials or otherwise by the Company shall not be considered investment advice or a recommendation to purchase the C-3 Investment Certificates, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the C-3 Investment Certificates. The undersigned acknowledges that neither the Company, nor any of their respective affiliates, has made any representation regarding the proper characterization of the C-3 Investment Certificates for purposes of determining the undersigned's authority to invest in the C-3 Investment Certificates.

19.   . The undersigned has reviewed the cautionary statements made in the Offering Materials   about the Company's projected future financial information and other forward-looking statements, and has not relied upon such projections or forward looking information as if such projections and statements were guaranteed.

The undersigned recognizes that the Company shall have the right to reject this subscription, in whole or in part, for any reason whatsoever and return the subscription proceeds without interest. This Subscription Agreement shall be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company. The undersigned agrees to indemnify and hold harmless the Company and its managers, members, employees, agents, representatives and affiliates, and any person acting on behalf of the Company, from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) which any of them may incur by reason of the failure by the undersigned to fulfill any of   the terms and conditions   of   this Subscription Agreement, or by reason of any misrepresentation or breach of warranty made by the undersigned herein or in any other document provided by the undersigned to the Company or its representatives. All representations, warranties and agreements contained herein shall survive the execution, delivery and acceptance of this Subscription Agreement and the undersigned's purchase of the C-3 Investment Certificates.

[Signatures Begin on Following Page]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the signature datebelow.


COMPANY
Commongrounds Cooperative


_____

By: Kate Redman
Its: Authorized Representative


Date: 12/20/22


MEMBER


Date: _____

_____

Name: _____

Tax ID: _____

Street Address: _____

City, State, Zip: _____

Phone Number: _____

Email: _____

NOTE: IF MEMBER IS NOT ALREADY A COMMUNITY OWNER, MEMBER MUST ALSO COMPLETE A CLASS C COMMUNITY OWNER APPLICATION (AVAILABLE AT WWW.COMMONGROUNDS.COOP/JOIN)



2023 Community Owner/Member Application Terms & FAQ

Welcome. We are so glad you are joining Commongrounds!

Terms of Application

1. **Class C Membership Share.** Member is submitting an application for Community Owner Membership of Commongrounds Cooperative.
2. **Share Purchase.** At the time of application, Members agree to pay the capital required to purchase a share in the Cooperative at the amount set by the Board of Directors ($50 for 2018-2023). With this payment, you become and owner!
3. **Bylaws.** The Cooperative is governed by bylaws adopted by the Board of Directors and members. They are available on our website. Members will also be required to sign a membership share agreement.
4. **Approval and Share Agreement Required.** Membership is contingent on the Board of Directors determining the Applicant/Member is qualified to be a member. In addition, Member must sign a membership share agreement when requested by the Board. The bylaws and share agreement will provide the rights and obligations of Cooperative members.
5. **Good Standing.** Members are entitled to hold the other benefits of membership of the Cooperative so long as the member remains a member in good standing. That requires meeting requirements set by the bylaws, share agreement, and the Board, including annual membership fees (no additional annual membership fee is required for 2018-2022.) Membership fees of $48/annual will be required to remain in good standing in 2023.
6. **Common Share Voting.** Each common share member in good standing is entitled to one vote on matters which the bylaws allow members to vote, including electing the community representatives to the Board of Directors.
7. **Cooperative Rules.** Members must abide by the rules, policies, and Bylaws of the Cooperative, as they may be amended from time to time. Members may request that the Board of Directors provide a current copy to me at any time.
8. **Warning! We're New.** The Cooperative is a new business venture in the early stages of development and member equity is subject to risk. Member's equity may not be returned, including if the business is not feasible or meets other challenges.
9. **Keep a Copy.** Members should keep a copy of this Membership Application for their records.

COMMONGROUNDS COOPERATIVE
Community Share Membership FAQ

What is Commongrounds Cooperative? Commongrounds is a Michigan nonprofit, nonstock real estate cooperative based in Traverse City. Our mission is to build a more empowered community through cooperatively owned places that connect people and actively integrate wellness, arts, family and food. Our pilot project is a 4-story (proposed) mixed-use building at 414 E. 8th Street.

What is a real estate cooperative? Commongrounds Cooperative is a real estate development cooperative that offers everyone in our region the opportunity to participate in the ownership of building projects for the mutual benefit of our community and the building tenant-owners. In general, cooperatives are corporations that are owned by their "patrons": people who use or purchase their facilities, services, or products. Cooperatives are owned by the people who use them and operate at cost. That means any cooperative "profit" is either reinvested in the property for the benefit of the cooperative community or returned to the tenant owners. Ten percent of our profits will be reserved to return to our community owners.

What benefits do members receive? You get to be a part of what is happening in the building! Community owners vote to elect representation on the cooperative board, and, through open-book management, help us choose our goals and track our progress. Plus, once the building is built, there will be special privileges and amenities available only to cooperative owners. Things like member-owner special events, receptions, and other owner-only amenities in the building that YOU help to choose...owner kayaks? Special bike parking? Shared electric cars? Shower access on the trail? We will be committed to continuously improving our member-owner experience. We'll also have a crowdfunding campaign to raise funds for the building and only members will be able to invest.

What does it mean to be an "owner" of the cooperative? You own a "community owner" share of the cooperative. Once you pay your $50, it is one-time share purchase and you are an owner as long as the organization exists! To keep your membership active, there will be annual administrative fees. There will also be member-only opportunities to attend events, programming, and rent facilities in the building. You can learn more about your rights/duties as an owner at our annual meetings in April. But a few things are: You'll be invited to annual open book meetings where you can learn about and share feedback on the financials of the cooperative. You'll vote with other community owners to elect two seats to the board of directors. If the cooperative raises capital from its members, you will have the opportunity to invest in the cooperative (if you meet the criteria for potential investors).

Who manages the cooperative? Like other corporations, the Board retains most of the power to run the organization and make decisions, subject to authority it delegates to staff with oversight. The Commongrounds board will consist of representatives from commercial tenants (a majority of the board), community owners, residents, and the river. Certain big picture decisions also require approval by the tenant- or community owners.

What does it take to be an "owner" of the cooperative? You pay $50 to buy a share and sign a membership application and agreement. That's it!   On an annual basis, there will be an annual membership fee that is required to be eligible to vote in governance activities and to be eligible to participate or purchase other member amenities and facilities.

Do I earn a profit because I own a share? Nope. There may be future opportunities to invest in the cooperative and earn a return, but there is no economic return just because you are an owner.

You may also get some of the money back that you spend at the cooperative once we build the building: because we're a cooperative, if we earn a profit on your use of the services and facilities provided by the cooperative, you'll have a right to a return of a portion of that profit in proportion to your use. (Sounds confusing, we know. But we'll help make it clear at our regular open book meetings!). And if you want more information in the meantime, [here](#) is a primer from our friends at the Sustainable Economies Law Center.